UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

SKECHERS USA INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

830566105

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

☒ Rule 13d-1(b)

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP NO. 830566105		PAGE 2 OF 6 PAGES

1.	Name of reporting person/s.s. Or I.R.S. Identification No. of above person PZENA INVESTMENT MANAGEMENT, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization DELAWARE
Number of	5.	Sole voting power 7,194,409
shares beneficially owned by	6.	Shared voting power 0
each reporting person	7.	Sole dispositive power 7,522,541
with:	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 7,522,541
10.	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
11.	Percent of class represented by amount in Row (9) 5.6%
12.	Type of reporting person* IA

SCHEDULE 13G
CUSIP NO. 830566105		PAGE 3 OF 6 PAGES

ITEM 1.

(a) Name of Issuer: Skechers USA Inc.

(b) Address of Issuer's Principal Executive Offices:

228 Manhattan Beach Blvd

                  Manhattan Beach, CA 90266

ITEM 2.

(a) Name of Person Filing: Pzena Investment Management, LLC

(b) Address of Principal Business Office or, if none, Residence:

320 Park Avenue, 8th Floor, New York, NY 10022

(c) Citizenship: Delaware

(d) Title of Class of Securities: Common Stock

(e) CUSIP Number: 830566105

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

(a)	[ ]	Broker or Dealer registered under Section 15 of the Act
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act
(c)	[ ]	Insurance Company as defined in section 3(a)(19) of the Act
(d)	[ ]	Investment Company registered under section 8 of the Investment Company Act of 1940
(e)	[ x ]	Investment Adviser registered under section 203 of the Investment Advisers Act or under the laws of any State
(f)	[ ]	Employee Benefit Plan, Pension fund which is subject to the Endowment Fund; see ss.240.13d-1(b)(1)(ii)(F)
(g)	[ ]	Parent Holding Company or Control Person, in accordance with ss.240.13d-1(b)(ii)(G) (Note: See Item 7)
(h)	[ ]	A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act
(i)	[ ]	A Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
(j)	[ ]	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to ss.240.13d-1(c), check this box [   ].

SCHEDULE 13G
CUSIP NO.830566105		PAGE 4 OF 6 PAGES

ITEM 4. OWNERSHIP

If the percent of the class owned, as of December 31 of the year covered by this statement, or as of the last day of any month described in Rule 13d-1(b)(2)  if applicable exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a)	Amount Beneficially Owned:		7,522,541

(b)	Percent of Class:		5.6%

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:	7,194,409

	(ii)	shared power to vote or to direct the vote:	0

	(iii)	sole power to dispose or to direct the disposition of:	7,522,541

	(iv)	shared power to dispose or to direct the disposition of:	0

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employees benefit plan, pension fund or endowment fund is not required.

CLIENTS OF THE FILING INVESTMENT MANAGER HAVE THE RIGHT TO RECEIVE AND THE ULTIMATE POWER TO DIRECT THE RECEIPT OF DIVIDENDS FROM, OR THE PROCEEDS OF SALE OF THE SECURITIES REPORTED ON HEREINABOVE. NO INTEREST OF ANY ONE OF SUCH CLIENTS RELATES TO MORE THAN FIVE PERCENT OF THE CLASS.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary. NOT APPLICABLE.

SCHEDULE 13G
CUSIP NO. 830566105		PAGE 5 OF 6 PAGES

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(J), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.   NOT APPLICABLE.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security report on will be filed, if required, by members of the group, in their individual capacity.  NOT APPLICABLE.

ITEM 10.	CERTIFICATION

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G
CUSIP NO. 830566105		PAGE 6 OF 6 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

January 27, 2023
/s/ Steven Coffey, Chief Legal Risk Officer & Chief Compliance Officer
NAME/TITLE